Exhibit 99.1

Financial News

CIBC ANNOUNCES SECOND QUARTER 2016 RESULTS

Strong financial performance in Q2 with both earnings and revenue up year-over-year

Toronto, ON – May 26, 2016 – CIBC (TSX: CM) (NYSE: CM) today announced its financial results for the second quarter ended April 30, 2016.

Second quarter highlights

•	Reported net income was $941 million, compared with $911 million for the second quarter a year ago, and $982 million for the prior quarter.

•	Adjusted net income(1) was $962 million, compared with $924 million for the second quarter a year ago, and $1,029 million for the prior quarter.

•	Reported diluted earnings per share (EPS) was $2.35, compared with $2.25 for the second quarter a year ago, and $2.43 for the prior quarter.

•	Adjusted diluted EPS(1) was $2.40, compared with $2.28 for the second quarter a year ago, and $2.55 for the prior quarter.

•	Reported return on common shareholders’ equity (ROE) was 18.0% and adjusted ROE(1) was 18.4%.

“CIBC delivered solid results in the second quarter, with strong revenue and earnings growth across business units,” says Victor G. Dodig, CIBC President and Chief Executive Officer. “We are continuing to transform our bank to enhance client experience while delivering value to our shareholders.”

Results for the second quarter of 2016 were affected by the following items of note aggregating to a negative impact of $0.05 per share:

•	$77 million ($56 million after-tax) increase in legal provisions;

•	$53 million ($47 million after-tax) gain, net of related transaction and severance costs, on the sale of a processing centre;

•	$40 million ($29 million after-tax) increase in the portion of the collective allowance recognized in Corporate and Other;

•	$30 million income tax recovery due to the settlement of transfer pricing-related matters;

•	$11 million ($8 million after-tax) loss from the structured credit run-off business; and

•	$7 million ($5 million after-tax) amortization of intangible assets.

CIBC’s Basel III Common Equity Tier 1 ratio at April 30, 2016 was 10.4%, and our Tier 1 and Total capital ratios were 11.9% and 13.9%, respectively, on an all-in basis compared with Basel III Common Equity Tier 1 ratio of 10.6%, Tier 1 capital ratio of 12.1% and Total capital ratio of 14.2% at the end of the prior quarter. CIBC’s Basel III leverage ratio at April 30, 2016 was 3.8% on an all-in basis.

CIBC announced a quarterly dividend increase of 3 cents per common share to $1.21 per share.

Subsequent to quarter-end, we completed the sale of our minority position in American Century Investments (ACI) to Nomura, for approximately US$1 billion, adding approximately 50 bps to CIBC’s Common Equity Tier 1 ratio.

Core business performance

Retail and Business Banking reported net income of $652 million for the second quarter, up $68 million or 12% from the second quarter a year ago. Excluding items of note, adjusted net income(1) was $623 million, up $38 million or 7%, primarily due to solid volume growth that more than offset higher costs in support of business growth and higher loan losses due to increased write-offs and bankruptcies in cards and personal lending.

Retail and Business Banking continued to make progress against our objectives of leadership in profitable revenue growth and client experience. During the second quarter of 2016:

•	We launched the CIBC SmartTM account, a first-of-its-kind bank account with flexible fees that are capped monthly, and that automatically adjust to client needs with lower fees in months where clients’ banking needs are less.

Subsequent to quarter-end:

•	We launched innovative new technology to enable clients to use digital signatures and secure document uploads to deepen their relationship with CIBC through their mobile device; the technology is used in CIBC’s new Digital Account Open functionality and in the new CIBC Hello Home™ app, which allows clients to apply for a mortgage via a mobile device; and

•	We delivered Apple Pay to CIBC clients, allowing them to add their Visa, MasterCard, or Interac debit cards to their eligible Apple devices to pay simply and securely wherever contactless payments are accepted.

Wealth Management reported net income of $113 million for the second quarter, down $15 million or 12% from the second quarter a year ago. Excluding items of note, adjusted net income(1) was $115 million, down $18 million or 14%, due to lower revenue partially offset by lower expenses. Since the announced sale of ACI in December 2015, we ceased recognizing income from ACI, and revenue was down $31 million or 5% in the second quarter of 2016 largely due to this factor. Commission revenue was also lower as a result of uncertain market conditions driving a decline in transaction volumes.

During the second quarter of 2016, Wealth Management continued its progress in support of our strategic focus to enhance client experience, drive asset growth, and simplify our business platform:

•	We achieved the second highest average rating among the big 6 bank-owned brokerages in the Investment Executive 2016 Brokerage Report Card; and

•	We launched the Renaissance Private Investment Program for high-net-worth clients, and other products.

Capital Markets reported net income of $252 million for the second quarter, up $12 million or 5% from the second quarter a year ago. Excluding items of note, adjusted net income(1) was $260 million, up $15 million or 6%, primarily due to higher trading and corporate banking revenue, which more than offset lower revenue from our U.S. real estate finance business and lower investment portfolio gains.

As a leading capital markets franchise in Canada that is active in core Canadian industries in the rest of the world, Capital Markets acted as:

•	Financial advisor to Suncor Inc. on its $7 billion acquisition of Canadian Oil Sands Limited;

•	Joint lead and bookrunner on a US$2 billion 2.50% 10 year global bond offering for the Province of Québec;

•	Co-underwriter, joint bookrunner and co-lead arranger on a $1 billion asset sale bridge loan to support Shaw Communications Inc.’s acquisition of Wind Mobile Corp.; and

•	Lead bookrunner and underwriter on a $1 billion offering of convertible unsecured subordinated debentures represented by instalment receipts for Algonquin Power & Utilities Corp.

(1)	For additional information, see the “Non-GAAP measures” section.

Credit quality

Provision for credit losses was $324 million. Excluding the increase in the collective allowance of $40 million, identified as an item of note, the provision for credit losses was $284 million, up $87 million or 44% from the same quarter last year. This increase was primarily driven by higher losses in the oil and gas sector, and higher write-offs and bankruptcies in the card and personal lending portfolios.

Non-GAAP measures

We use a number of financial measures to assess the performance of our business lines. Some measures are calculated in accordance with GAAP (IFRS), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures useful in analyzing financial performance. For a more detailed discussion on our non-GAAP measures, see page 13 of our 2015 Annual Report. The following table provides a reconciliation of non-GAAP to GAAP measures related to CIBC on a consolidated basis.

			For the three months ended		For the six months ended
$ millions, except per share amounts		2016 Apr. 30	2016 Jan. 31	2015 Apr. 30	2016 Apr. 30	2015 Apr. 30
Reported and adjusted diluted EPS
Reported net income attributable to common shareholders	A	$926	$968	$895	$1,894	$1,802
After-tax impact of items of note (1)		21	47	13	68	46
Adjusted net income attributable to common shareholders (2)	B	$947	$1,015	$908	$1,962	$1,848
Diluted weighted-average common shares outstanding (thousands)	C	395,150	397,428	397,785	396,302	397,833
Reported diluted EPS ($)	A/C	$2.35	$2.43	$2.25	$4.78	$4.53
Adjusted diluted EPS ($) (2)	B/C	2.40	2.55	2.28	4.95	4.64
Reported and adjusted return on common shareholders’ equity
Average common shareholders’ equity	D	$20,899	$21,233	$18,437	$21,068	$18,277
Reported return on common shareholders’ equity	A/D (3)	18.0%	18.1%	19.9%	18.1%	19.9%
Adjusted return on common shareholders’ equity (2)	B/D (3)	18.4%	19.0%	20.2%	18.7%	20.4%

$ millions, for the three months ended		Retail and Business Banking	Wealth Management	Capital Markets	Corporate and Other	CIBC Total
2016	Reported net income (loss)	$652	$113	$252	$(76)	$ 941
Apr. 30	After-tax impact of items of note (1)	(29)	2	8	40	21

	Adjusted net income (loss) (2)	$623	$115	$260	$(36)	$ 962

2016	Reported net income (loss)	$684	$119	$244	$(65)	$ 982
Jan. 31	After-tax impact of items of note (1)	2	3	4	38	47

	Adjusted net income (loss) (2)	$686	$122	$248	$(27)	$ 1,029

2015	Reported net income (loss)	$584	$128	$240	$(41)	$ 911
Apr. 30 (4)	After-tax impact of items of note (1)	1	5	5	2	13

	Adjusted net income (loss) (2)	$585	$133	$245	$(39)	$ 924

$ millions, for the six months ended
2016	Reported net income (loss)	$1,336	$232	$496	$(141)	$ 1,923
Apr. 30	After-tax impact of items of note (1)	(27)	5	12	78	68

	Adjusted net income (loss) (2)	$1,309	$237	$508	$(63)	$ 1,991

2015	Reported net income (loss)	$1,228	$256	$511	$(161)	$ 1,834
Apr. 30 (4)	After-tax impact of items of note (1)	(31)	9	1	67	46

	Adjusted net income (loss) (2)	$1,197	$265	$512	$(94)	$ 1,880

(1)	Reflects impact of items of note below.
(2)	Non-GAAP measure.
(3)	Annualized.
(4)	Certain information has been reclassified to conform to the presentation adopted in the first quarter of 2016. See “External reporting changes” section of our Report to Shareholders for additional details.

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Items of note

	For the three months ended			For the six months ended
$ millions	2016 Apr. 30	2016 Jan. 31	2015 Apr. 30	2016 Apr. 30	2015 Apr. 30
Gain, net of related transaction and severance costs, on the sale of a processing centre	$(53)	$-	$-	$(53)	$ -
Gain arising from accounting adjustments on credit card-related balance sheet amounts	-	-	-	-	(46)
Gain on sale of an investment in our merchant banking portfolio	-	-	-	-	(23)
Loss from the structured credit run-off business	11	5	8	16	20
Amortization of intangible assets	7	9	10	16	21
Increase in legal provisions	77	-	-	77	-
Increase in collective allowance recognized in Corporate and Other (1)	40	69	-	109	-
Restructuring charges primarily relating to employee severance	-	-	-	-	85
Pre-tax impact of items of note on net income	82	83	18	165	57
Income tax impact on above items of note	(31)	(21)	(5)	(52)	(11)
Income tax recovery due to the settlement of transfer pricing-related matters	(30)	-	-	(30)	-
Income tax recovery arising from a change in our expected utilization of tax loss carryforwards	-	(15)	-	(15)	-
After-tax impact of items of note on net income	$21	$47	$13	$68	$ 46
(1)	Relates to the collective allowance, except for: (i) residential mortgages greater than 90 days delinquent; (ii) personal loans and scored small business loans greater than 30 days delinquent; and (iii) net write-offs for the cards portfolio, which are all reported in the respective strategic business units.

Making a difference in our Communities

CIBC is committed to building a bank that is relevant to our clients, our team members and communities, and supports causes that matter to them. During the quarter:

•	We celebrated the official re-opening of the newly-renovated children’s floor including an expanded Just for Kids Clinic at St. Joseph’s Health Centre (Toronto), thanks to a $1 million donation by CIBC to the hospital’s Promise Campaign, co-chaired by CIBC President & CEO, Victor Dodig;

•	We announced a $250,000 donation to Alberta Food Banks, the largest single contribution ever made to the charity, to help people who have been impacted by the recent economic decline. CIBC team members in Alberta also wrapped up a month-long campaign in support of Alberta Children’s Hospital, raising more than $25,000 for cancer treatment for kids;

•	We hosted the ‘CIBC Skate for the Cure’ on the Rideau Canal in Ottawa in support of the Canadian Breast Cancer Foundation. CIBC was recently inducted into the Sponsorship Marketing Council of Canada Hall of Fame for our long-term support of the breast cancer cause; and

•	We proudly sponsored the 2016 Indspire Awards which recognize Indigenous professionals and youth who demonstrate outstanding career achievement.

In addition, CIBC was recognized during the quarter as one of Canada’s Best Diversity Employers by Mediacorp, as well as one of Canada’s Top Employers for Young People by Mediacorp, and one of Canada’s Best Employers by Forbes.

Subsequent to quarter-end:

•	CIBC announced a $100,000 donation to the Canadian Red Cross in support of Fort McMurray, and we will match the first $100,000 raised by employees for the community; and

•	CIBC announced it had been included in the 2016 Bloomberg Financial Services Gender-Equality Index.

(The Board of Directors of CIBC reviewed this news release prior to it being issued. CIBC’s controls and procedures support the ability of the President and Chief Executive Officer (CEO) and the Chief Financial Officer (CFO) of CIBC to certify CIBC’s second quarter financial report and controls and procedures. CIBC’s CEO and CFO will voluntarily provide to the U.S. Securities and Exchange Commission a certification relating to CIBC’s second quarter financial information, including the unaudited interim consolidated financial statements, and will provide the same certification to the Canadian Securities Administrators).

All amounts are in Canadian dollars and are based on financial statements prepared in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted.

A NOTE ABOUT FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this news release, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements made in the “Core business performance” and “Making a difference in our Communities” sections of this news release, and the Management’s Discussion and Analysis in our 2015 Annual Report under the heading “Financial performance overview – Outlook for calendar year 2016” and other statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies, the regulatory environment in which we operate and outlook for calendar year 2016 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “objective” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Financial performance overview – Outlook for calendar year 2016” section of our 2015 Annual Report, as updated by quarterly reports, and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: credit, market, liquidity, strategic, insurance, operational, reputation and legal, regulatory and environmental risk; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations issued and to be issued thereunder, the Organisation for Economic Co-operation and Development Common Reporting Standard, and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform and those relating to the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions,

CIBC Second Quarter 2016 News Release    3

and interest rate and liquidity regulatory guidance; the resolution of legal and regulatory proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks which may include theft of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change; global capital market activity; changes in monetary and economic policy; currency value and interest rate fluctuations, including as a result of market and oil price volatility; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and global credit risks; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Additional information about these factors can be found in the “Management of risk” section starting on page 41 of our 2015 Annual Report. Any forward-looking statements contained in this news release represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this news release or in other communications except as required by law.

Conference Call/Webcast

The conference call will be held at 7:30 a.m. (ET) and is available in English (416-340-2217, or toll-free 1-866-696-5910, passcode 1723204#) and French (514-861-2255, or toll-free 1-877-405-9213, passcode 6444513#). Participants are asked to dial in 10 minutes before the call. Immediately following the formal presentations, CIBC executives will be available to answer questions.

A live audio webcast of the conference call will also be available in English and French at www.cibc.com/ca/investor-relations/quarterly-results.html.

Details of CIBC’s fiscal 2016 second quarter results, as well as a presentation to investors, will be available in English and French at www.cibc.com, Investor Relations section, prior to the conference call/webcast. We are not incorporating information contained on the website in this news release.

A telephone replay will be available in English (905-694-9451 or 1-800-408-3053, passcode 2745334#) and French (514-861-2272 or 1-800-408-3053, passcode 7092895#) until 11:59 p.m. (ET) June 2, 2016. The audio webcast will be archived at www.cibc.com/ca/investor-relations/quarterly-results.html.

About CIBC

CIBC is a leading Canadian-based global financial institution with 11 million personal banking and business clients. Through our three major business units - Retail and Business Banking, Wealth Management and Capital Markets - CIBC offers a full range of products and services through its comprehensive electronic banking network, branches and offices across Canada with offices in the United States and around the world. Ongoing news releases and more information about CIBC can be found at www.cibc.com/ca/media-centre/ or by following on Twitter @CIBC, Facebook (www.facebook.com/CIBC) and Instagram @CIBCNow.

For further information:

Investor Relations: Financial analysts, portfolio managers and other investors requiring financial information may contact:

John Ferren, SVP	416-980-2088	john.ferren@cibc.com
Jason Patchett, analyst enquiries	416-980-8691	jason.patchett@cibc.com
Alice Dunning, investor enquiries	416-861-8870	alice.dunning@cibc.com

Media Inquiries: Financial, business and trade media may contact:

Kevin Dove	416-980-8835	kevin.dove@cibc.com
Erica Belling	416-594-7251	erica.belling@cibc.com

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